Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

The following is a script of an all-employee town hall led by Kevin Hostetler, Chief Executive Officer of ARRAY Technologies, Inc., held on November 4, 2026.

Slide 1 (Title Slide): Shoals and ARRAY to Combine (Kevin Hostetler)

•	Good morning, everyone. Thank you for joining us on such short notice.

•	We wanted to gather everyone together to discuss the exciting announcement we made this morning.

•	As you’ve likely seen by now, ARRAY has entered into a definitive agreement to combine with Shoals.

•	This is a transformative milestone for both organizations and an important step forward in ARRAY’s future.

•	Together, we will create an integrated energy infrastructure platform spanning structural and electrical balance-of-system solutions.

•	I recognize that today’s news may come as a surprise to many of you, and you likely have questions about what it means for our company and for you personally.

•	I wanted to share more about why we believe this is the right combination, what it means for our people and customers, and what you can expect as we move forward.

Slide 3: Shoals + ARRAY (Kevin Hostetler)

•	First, let me share why I’m so excited about today’s news.

•	As many of you know, we’ve been advancing our balance-of-system strategy to transform ARRAY from a solar tracker leader into a technically integrated energy infrastructure platform.

•	We’ve made significant progress toward that vision, expanding our capabilities across engineered foundations, fixed-tilt systems and wire management.

•	At the same time, the energy market continues to evolve.

•	Customers are facing increasingly complex projects and looking for solutions that simplify installation, improve reliability and deliver better project economics.

•

We believe the opportunity ahead is significant, and bringing together ARRAY and Shoals should position us to address these evolving customer needs with greater scale and a more comprehensive offering.

*pause*

•	So, why Shoals?

•	Brandon Moss, Shoals’ CEO and his team have built a leading position in solar electrical infrastructure, with expanding capabilities in battery energy storage and data center power systems.

•	Their expertise in EBOS solutions is highly complementary to our capabilities.

•	Importantly, we also have strong ties to the Shoals team as peers who have grown in the industry together, with deeply aligned values and experiences.

•

This combination is about more than simply bringing together two complementary portfolios – it’s about combining our engineering expertise, technologies and customer relationships to create more integrated and interoperable solutions.

•	This transaction is a win-win-win, one that we expect to create opportunities for our employees, enable us to better serve our customers and deliver value for our shareholders.

Slide 4: Benefits of the Transaction (Kevin Hostetler)

•	Let me quickly touch on what we believe are the benefits of the transaction.

•	We expect this merger to broaden our capabilities, deepen our customer relationships and create a stronger foundation for long-term growth.

•	Together, we expect to offer customers a broader, diversified platform with complementary capabilities.

•	We believe we can enhance value for customers by reducing interface complexity, simplify installation, streamline project execution and lower customers’ total cost of ownership.

•	We expect to serve a broader range of customer needs across utility-scale solar, distributed generation, battery energy storage and data centers.

•	Ultimately, this is an important step in building the energy infrastructure platform we’ve been working toward and strengthening our ability to deliver value for customers over the long term.

Slide 5: What This Means for You (Kevin Hostetler)

•

Of course, none of this would be possible without the talented people across both organizations and I want to thank each of you for the hard work, expertise and dedication that have brought ARRAY to this point.

•	Shoals also shares our deep appreciation for the teams who drive our success, and we are both committed to investing in our people.

•	To that end, we expect to enhance our ability to attract and develop talent over time as part of a larger, stronger organization with a broader offering and greater scale.

•	Together, we will have the opportunity to learn from one another, collaborate across a broader range of technologies and develop new solutions for our customers.

•	That said, I know you will likely have questions about future roles, teams and how our organizations will come together.

•	We don’t have every answer today, and I want to be transparent about that.

•	We plan to establish an integration planning process with representatives from both organizations to help determine how we can best bring together our respective strengths and capabilities.

•	We are committed to approaching this process thoughtfully, supporting our people and keeping you informed as decisions are made.

•	Importantly, nothing is changing today and this is just the first step in the process.

•	For now, it is business-as-usual for ARRAY.

Slide 6: Go-Forward Company with the Strengths of Each Organization (Kevin Hostetler)

•	Let me spend a few minutes on what happens next.

•	Brandon Moss will lead the combined company following closing, expected in the first quarter of 2027.

•

At that time, I will transition to a Special Advisor role. I am incredibly proud of what we have accomplished together and look forward to partnering with Brandon as we embark on this next chapter for ARRAY and Shoals.

•	The combined company will be overseen by a 10-member board with four independent directors from each company and Brad Forth will continue to serve as Chair.

•	We intend to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of our products, services and strategic opportunities.

•	The headquarters and principal place of business of the combined company will remain in Albuquerque, New Mexico and the corporate offices will be in Chandler, Arizona.

•	I’ll now pass it over to Gina to discuss the path to close.

Slide 7: Path to Close (Gina Gunning)

•	Thanks, Kevin.

•	Today’s announcement is the first step in a process that will take time to complete.

•	We currently expect the transaction to close in the first quarter of 2027, subject to shareholder and regulatory approvals and other customary closing conditions.

•	Until the transaction closes, ARRAY and Shoals will continue to operate as separate, independent companies.

•	That means it remains business as usual at ARRAY.

•	Your day-to-day responsibilities, reporting structures, facilities, compensation and benefits remain unchanged as a result of today’s announcement.

•

While it’s natural to be excited about working with our future colleagues at Shoals, we must continue operating independently until closing. Please follow company guidance regarding any interactions or information sharing with Shoals during this period and confer with me and the Legal team before pursuing any engagements that have not already been expressly authorized.

•	We also have a coordinated plan to communicate today’s news to our customers, suppliers, investors and other stakeholders.

•	Please continue working through your existing relationships and use approved materials when responding to questions.

•	Any media or investor inquiries should be directed to Steven Kirsch on our Communications team or James Grout on our Investor Relations team.

•	We know there will be questions along the way, and we are committed to communicating openly throughout this process.

•	Back to you, Kevin.

Slide 8: Final Thoughts and Q&A (Kevin Hostetler)

•	Thanks, Gina.

•	Before we turn to questions, I want to share a few final thoughts.

•	We’ve built ARRAY into a market leader and have continued to expand our capabilities because of the hard work and dedication of this team.

•	Today’s announcement builds on that foundation and represents an exciting opportunity to take the next step in our evolution.

•	I’m proud of what we’ve accomplished together and excited about the opportunities ahead for both organizations.

•	Above all, our focus must remain on serving our customers, delivering on our financial and operational commitments, maintaining safety and supporting one another.

•	With that, I’d like to open it up for questions.

•	I’m joined today by members of our leadership team, and we’ll do our best to address what’s on your minds.

•	We may not have every answer today, but we’re committed to sharing what we know and keeping you informed as decisions are made.

•	Jessica, over to you to facilitate the Q&A.

Post Q&A Closing Remarks (Kevin Hostetler)

•	Thank you for joining us today and for your thoughtful questions.

•	I encourage you to continue sharing your questions with your managers and HR representatives, and to review the employee FAQ for additional information.

•	Most importantly, thank you for your continued dedication to ARRAY, our customers and one another.

•	I look forward to what we’ll accomplish together as we move into this next chapter.

IMPORTANT INFORMATION AND DISCLAIMERS

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of the Preferred Stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of the Preferred Stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.ARRAYtechinc.com and on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.ARRAYtechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at ARRAY Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at www.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.